Exhibit 99.1

Medicure Announces Change in Fiscal Year End and Provides One-Time Guidance on Quarterly Revenue

WINNIPEG, Dec. 18, 2014 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today announced that the Board of Directors has approved a change in the Company's fiscal year end to December 31. The change will result in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year will end on December 31, 2015. This change in year end from May 31 to December 31 is being made by the Company to better align the Company's financial reporting calendar with its industry peers and with most other companies trading on the TSX.V.

The Company estimates net revenues to be $2.2 million during the three months ended November 30, 2014, which was previously defined as the second quarter, compared to $871,000 for the three months ended November 30, 2013, an increase of approximately 153%. Additionally, the Company expects positive earnings before interest, taxes, depreciation and amortization (EBITDA)1 and net income for the three months ended November 30, 2014.

Hospital demand for the Company's product, AGGRASTAT, has increased significantly compared to the previous period, primarily as a result of FDA approval of the new dosing regimen for AGGRASTAT. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue. The Company's commercial team and overall sales and marketing investment are being expanded as the Company works to grow its customer base and support hospitals in their transition to AGGRASTAT. Based on current activity and interest, the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

The financial amount and statements provided above are estimates only and are subject to change. Management has not completed the usual reporting and analyses for the three month period ended November 30, 2014. This early estimate is being provided on a one-time basis due to the change in the Company's fiscal year end and the resulting delay in reporting of full results for the period ended November 30, 2014.

With this fiscal year end change, the Company will report a one-time, transitional seven month year ending December 31, 2014, that will be compared to the financial statements for the 12 months ended May 31, 2014. The Company's Financial Statements and Management Discussion and Analysis for the seven month period ending December 31, 2014 will be due to be filed by April 30, 2015. Financial results for the period of September 1, 2014 to November 30, 2014 will be presented in conjunction with the transitional seven month financial year.

Additional details regarding this change to the Company's fiscal year end, including the Company's interim reporting periods will be available in the Company's Notice of Change in Year-End prepared in accordance with section 4.8 of National Instrument 51-102, which is available under the Company's profile page on www.sedar.com.

(1) The Company defines EBITDA as "earnings before finance income and costs, taxes, depreciation and amortization and other income". The term "EBITDA" does not have any standardized meaning according to International Financial Reporting Standards. It is therefore unlikely to be comparable to similar measures presented by other companies.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation for further growth in net revenue, positive earnings and Aggrastat sales over the coming quarters and the estimates provided herein, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended May 31, 2014.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Please contact: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 13:24e 18-DEC-14